Exhibit 23.1
Consent of Independent Auditors
We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-132152) pertaining to the Mariner Energy, Inc. Amended and Restated Stock Incentive Plan, on Form S-8 (No. 333-132800) pertaining to the Mariner Energy, Inc. March 2, 2006 Nonstatutory Stock Option Agreements for Certain Employees of Mariner Energy Resources, Inc., and on Form S-3 (No. 333-141742) of Mariner Energy, Inc., and use in the Current Report on Form 8-K/A of Mariner Energy, Inc., to be filed with the Securities and Exchange Commission on April 17, 2008, of our report dated April 16, 2008, with respect to the statement of revenues and direct operating expenses of the oil and gas properties owned by Hydro Gulf of Mexico, L.L.C. on January 31, 2008, for the year ended December 31, 2007.
/s/ Ernst & Young LLP
Houston, Texas
April 16, 2008